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FOIA Confidential Treatment Request The entity requesting confidential treatment is Zai Lab Limited 4560 Jinke Road Bldg. 1, 4F Pudong, Shanghai, 201210, China Attn: Samantha Du +86 21 6163 2588	Patrick O’Brien 617-951-7527 617-235-0392 fax patrick.obrien@ropesgray.com

August 22, 2017

VIA EDGAR AND HAND DELIVERY

CONFIDENTIAL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4546

Attention:  Suzanne Hayes

Vanessa Robertson

Jim Rosenberg

Chris Edwards

Office of Healthcare and Insurance

Re:  Zai Lab Limited

Registration Statement on Form F-1 (File No. 333-219980)

Dear Ms. Hayes:

On behalf of Zai Lab Limited (the “Company”), set forth below is information in response to Comment #20 contained in the letter dated June 28, 2017 from Suzanne Hayes of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Samantha Du, the Company’s Chief Executive Officer, with respect to the Company’s Form F-1, File No. 333-219980 (the “Registration Statement”) that was filed with the Commission. The supplemental response set forth below is based upon information provided to Ropes & Gray LLP by the Company.

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY ZAI LAB LIMITED

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version of this letter has been separately filed with the Securities and Exchange Commission.

On behalf of the Company, we advise you as follows:

20.     Once you have an estimated offering price or range, please explain to us how you determined the fair value of the ordinary shares underlying your equity issuances and the reasons for any differences between the recent valuations of your ordinary shares leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:    To provide additional context and further information for the Staff’s consideration, the Company supplementally advises the Staff that, based on discussions with the Company’s board of directors and input provided by the underwriters, the Company currently anticipates that the price range for this offering is expected to be within the range of $[***] to $[***] per American depositary share, or ADS, before giving effect to a reverse stock split of the Company’s ordinary shares. The Company currently expects each ADS to represent one ordinary share.

The estimated price range is based on a number of factors, including the Company’s prospects and the prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and will not be established until shortly before printing the preliminary prospectus for the offering, taking into account all relevant market factors at that time. However, the Company believes that the estimated price range will not be subject to significant change.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with this offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

As disclosed in the Registration Statement under the heading “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and significant judgments and estimates—Fair value of our ordinary shares,” the Company estimates the fair value of the Company’s ordinary shares using both income and market approaches.

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY ZAI LAB LIMITED

Income approaches to valuation incorporate discounted cash flow estimates while market-based approaches use the Company’s private equity financing transaction with independent third parties to determine valuation.

Grant Date Fair Value Determinations

August 25, 2016 and December 6, 2016 Option Grants. The Company obtained a third-party valuation of its ordinary shares, which resulted in an estimated fair value of $1.34 per share. In determining the fair value of the ordinary shares, the third-party valuation applied a discounted cash flow analysis to conclude equity value of the Company’s securities, and then adopted an option-pricing method to allocate the equity value between preferred shares and ordinary shares. This valuation was considered by the Company in its determination of the fair value of ordinary shares of $1.34 per share for options granted on August 25, 2016 and December 6, 2016. Among the qualitative factors considered by the Company in determining fair value of the Company’s ordinary shares were the following:

•	The Company received $53.1 million in April 2016 from the issuance of 23,838,588 Series B-2 preferred shares at $2.2275 per share. The difference in the value between the ordinary shares and the Series B-2 preferred shares was primarily due to the significant rights and preferences associated with the Series B-2 preferred shares.

•	Since the Company had not yet formally started any initial public offering preparation, in estimating the initial public offering probability, one of the key assumptions in the equity allocation analysis, the Company considered an initial public offering probability to be 20%.

May 12, 2017 Option Grants. The Company obtained a third-party valuation of its ordinary shares, which resulted in an estimated fair value of $1.60 per share. In determining the fair value of the ordinary shares, the third-party valuation adopted a market approach by referring to transaction price of the Company’s private equity financing transaction with independent third parties to conclude the equity value of the Company’s securities, and then adopted the option-pricing method to allocate the equity value between preferred shares and ordinary shares. This valuation was considered by the Company in its determination of the fair value of ordinary shares of $1.60 per share for options granted on May 12, 2017. Among the qualitative factors considered by the Company in determining fair value of the Company’s ordinary shares were the following:

•	In March 2017, TESARO Inc., or Tesaro, received marketing approval for niraparib from the United States Food and Drug Administration, or the FDA, and was commercially launched in the United States in April 2017. The approval of niraparib makes it more likely that the Company would obtain approval from the China Food and Drug Administration, or the CFDA, of its clinical trial application, or CTA, of niraparib as a Category 1 drug. Approval of the CTA is a prerequisite to initiating clinical trials. In addition, as a Category 1 drug, niraparib will be entitled to an expedited new drug approval process. The Company previously entered into a collaboration, development and license agreement with Tesaro under which the Company obtained an exclusive sub-license under certain patents and know-how that Tesaro licensed from Merck, Sharp & Dohme Corp. and Merck Corp. to develop, manufacture, use, sell, import and commercialize Tesaro’s proprietary PARP inhibitor, niraparib, in mainland China, Hong Kong and Macau.

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY ZAI LAB LIMITED

•	The Company initiated Phase II clinical trials for two late stage drug candidates, ZL-2301 and fugan, and has recently recruited patients for clinical trials for these drug candidates.

•	In April 2017, the Company entered into a license and collaboration agreement with Paratek Bermuda, Ltd., a subsidiary of Paratek Pharmaceuticals, Inc., or Paratek, under which the Company obtained an exclusive license under certain patents and know-how of Paratek Bermuda Ltd. to develop, manufacture, use, sell, import and commercialize omadacycline in mainland China, Hong, Macau and Taiwan.

•	The Company selected investment bankers for a contemplated initial public offering and scheduled an organizational meeting in March 2017.

•	The third-party valuation included an initial public offering probability of 65% compared to 20% for the August 25, 2016 and December 6, 2016 option grants. These percentages changed primarily as a result of the Company’s selection of investment bankers for a contemplated initial public offering in March 2017 and it becoming very actively engaged in preparing its draft Registration Statement on Form F-1.

Estimated Initial Public Offering Price

The estimated price range for this offering was determined with reference to several quantitative and qualitative factors. The Company, based on discussions with the Company’s board of directors and input provided by the underwriters, determined the estimated price range to be within the range of $[***] to $[***] per ADS, before giving effect to a reverse stock split of the Company’s ordinary shares. The Company currently expects each ADS to represent one ordinary share. As noted above, the Company’s estimate of fair value of its ordinary shares was $1.60 as of May 12, 2017. The Company notes that, as is typical in initial public offerings, the price range for this offering was not derived using a formal determination of fair value, but was determined in consultation with the underwriters based upon the factors discussed herein. The factors considered in setting the price range for this offering included:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

•	the general condition of the securities market and the recent market prices of, and the demand for, publicly traded stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial biotechnology companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s ADSs to support an offering of the size contemplated by the Company based on the response to and feedback from the Company’s Testing-the-Waters meetings.

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY ZAI LAB LIMITED

In addition, the Company believes that the difference in value reflected between the midpoint of the estimated price range for this offering of $[***] per ADS, and the Company’s determination of the fair value of the Company’s ordinary shares on May 12, 2017 was primarily the result of the following subsequent events and circumstances:

•	The continued advancement of niraparib, the Company’s lead drug candidate, including approval of its clinical trial application, or CTA, as a Category 1 drug by the CFDA in July 2017. Approval of the CTA is a prerequisite to initiating clinical trials. In addition, as a Category 1 drug, niraparib will be entitled to an expedited new drug approval process.

•	The Company has progressed in recruiting patients for its clinical trials of ZL-2301 and fugan.

•	The Company received $30.0 million in June 2017 from the issuance of 11,993,763 Series C preferred shares at $2.50 per share.

•	Paratek’s July 2017 announcement of positive top-line data from a second Phase III clinical trial comparing omadacycline to linezolid in the treatment of ABSSSI, in which the study met all of its primary and secondary endpoints required to support approval for this indication by the FDA and the European Medicines Agency. Paratek’s successful clinical trial results will make it more likely that the Company’s clinical trials for omadacycline will be successful.

•	The estimated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of the Company’s ordinary shares, which considered multiple potential outcomes and resulted in a lower value of the Company’s ordinary shares than the estimated price range for this offering. For the May 12, 2017 option grants, the Company’s considerations included a third-party valuation in which the probability weighting for an initial public offering was 65%.

•	The Company’s currently outstanding convertible preferred stock has substantial economic rights and preferences superior to the Company’s ordinary shares. The initial public offering price assumes the conversion of the Company’s convertible preferred stock to ordinary shares upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences.

•	The significant benefits the Company expects to accrue as a result of becoming publicly traded through the initial public offering, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the initial public offering, (ii) becoming fully funded through the anticipated completion of all Phase III clinical trials of niraparib, its lead drug candidate, (iii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iv) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and explore other strategic transactions.

•	The Company has taken several steps towards the completion of an initial public offering, including:

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY ZAI LAB LIMITED

○	on May 31, 2017 the Company confidentially submitted its Registration Statement with the Commission and on August 15, 2017 the Company publicly filed its Registration Statement with the Commission;

○	the board of directors appointed two additional independent members to serve on the board of directors and approved various equity and governance policies that will become effective upon the closing of this offering; and

○	in anticipation of this offering, the board of directors approved the Company’s fourth amended and restated memorandum and articles of association, which will be effective upon the closing of this offering

The Company believes that the increase between the fair value of its ordinary shares as of May 12, 2017 and the anticipated price range for this offering is reasonable based on the above referenced factors.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

* * * * *

If you require additional information, please feel free to contact me at 617-951-7527 or facsimile 617-235-0392.

Best regards,

/s/ Patrick O/Brien

Patrick O’Brien

Cc:	Samantha Du (Zai Lab Limited)

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.